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                                                                  Reed Smith LLP
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                                                901 East Byrd Street, Suite 1700
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                                                             Tel +1 804 344 3400
                                                             Fax +1 804 344 3410

                                                             1301 K Street, N.W.
                                                         Suite 1100 - East Tower
                                                     Washington, D.C. 20005-3373
W. THOMAS CONNER                                                 +1 202 414 9200
Direct Phone: +1 202 414 9208                                Fax +1 202 414 9299
Email: tconner@reedsmith.com
                                                                   reedsmith.com

June 25, 2015

BY ELECTRONIC MAIL AND EDGAR CORRESPONDENCE SUBMISSION

Sonny Oh
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

RE:  METLIFE INVESTORS USA SEPARATE ACCOUNT A
     SERIES O (OFFERED ON AND AFTER JULY __, 2015)
     INITIAL REGISTRATION STATEMENT FILED ON FORM N-4 ON APRIL 30, 2015 FILE NOS. 811-03365 AND 333-203748

Dear Mr. Oh:

On behalf of MetLife Insurance Company USA ("MetLife USA") and its separate account, MetLife Investors USA Separate Account A (the "Registrant"), we are responding to the comments that the staff (the "staff") of the Securities and Exchange Commission (the "Commission") provided to us by correspondence dated June 25, 2015 with regard to the initial registration statement on Form N-4 (the "Registration Statement") relating to the Series O (offered on and after July __, 2015) variable annuity contracts (the "Contracts").

For ease of reference, each of the comments of the staff is set forth below, followed by MetLife USA's response. Unless noted otherwise, page references in MetLife USA's responses are to the marked courtesy copies of the prospectus and Statement of Additional Information ("SAI") provided to the staff in connection with the filing of the Registration Statement. To the extent our responses propose revised disclosure, we have attached hereto the corresponding pages from the revised prospectus.

GENERAL
-------

1. Please disclose to the staff whether there are any types of guarantees or support agreements with any third parties.

     RESPONSE: There are no guarantees or support agreements with third parties.

  ABU DHABI o ATHENS o BEIJING o CENTURY CITY o CHICAGO o DUBAI o FRANKFURT o HONG KONG o HOUSTON o KAZAKHSTAN o LONDON o LOS ANGELES o MUNICH o NEW YORK o
NORTHERN VIRGINIA PARIS o PHILADELPHIA o PITTSBURGH o PRINCETON o RICHMOND o SAN
    FRANCISCO o SHANGHAI o SILICON VALLEY o SINGAPORE o WASHINGTON, D.C. o
                                  WILMINGTON

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Sonny Oh                                                     [LOGO OF ReedSmith]
June 25, 2015
Page 2

2. Please confirm that the date of the prospectus will be the same as or about the date of effectiveness.

     RESPONSE: We confirm that the date of the prospectus will be the same as or about the date of effectiveness.

3. Please confirm that the EDGAR series/class identifiers will appropriately be revised prior to effectiveness of the registration statement.

     RESPONSE: We confirm that the EDGAR series/class identifiers will be appropriately revised prior to effectiveness to reflect the date on which MetLife USA commences offering the Contracts.

PROSPECTUS
----------

4.   GUARANTEED LIFETIME WITHDRAWAL BENEFIT (PAGE 38)

     In the paragraph preceding the Summary on page 39, please reconcile the first sentence with Note 2 to the Additional Optional Rider Charges tables on page 9.

     RESPONSE: The GLWB rider is now available in all states in which the Contracts will be offered. Accordingly, pursuant to the staff's comment, we have revised the first sentence in the paragraph preceding the Summary to delete the introductory clause, "[i]n states where approved," from that sentence.

5.   DEATH BENEFIT (PAGE 49)

     In the second paragraph under "Upon Your Death," please clarify whether you are referring to versions of the death benefit riders.

     RESPONSE: Pursuant to the staff's comment, we have revised the first sentence of the second paragraph under "Upon Your Death" to read as follows: "There may be versions of each death benefit rider (i.e., the Principal Protection Death Benefit rider, the Annual Step-Up Death Benefit rider and the Additional Death Benefit -- Earnings Preservation Benefit rider) that vary by issue date and state availability."

6.   FEDERAL INCOME TAX STATUS (PAGE 53)

     Please confirm the section is current and accurate.

     RESPONSE: We confirm that this section is current and accurate.

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Sonny Oh                                                     [LOGO OF ReedSmith]
June 25, 2015
Page 3

STATEMENT OF ADDITIONAL INFORMATION
-----------------------------------

7. Based on the anticipated effective date for the filing, please confirm that all information required as of the most recent fiscal or calendar year has been updated appropriately, E.G., commission table on page 4.

     RESPONSE: We confirm that all information included in the SAI will meet the applicable requirements of Section 10(a)(3) of the Securities Act of 1933 or Regulation S-X, as the case may be, and the requirements of Form N-4.

8.   FINANCIAL STATEMENTS, EXHIBITS, AND CERTAIN OTHER INFORMATION

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

     RESPONSE: We confirm that the financial statements, exhibits and any other required disclosure that have not been included in the Registration Statement will be included in, and filed by, a pre-effective amendment to the Registration Statement.

9.   REPRESENTATIONS

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

     Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

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Sonny Oh                                                     [LOGO OF ReedSmith]
June 25, 2015
Page 4

     We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

     RESPONSE: We will provide the requisite "Tandy representations" in subsequent correspondence requesting acceleration pursuant to Rule 461 under the Securities Act.

                      *                *                *

We hope that you will find these responses satisfactory. If you have questions or comments about this matter, please contact the undersigned at 202.414.9208 or Peggy Heminger at 412.288.7204.

Very truly yours,

/s/ W. Thomas Conner
-------------------------
W. Thomas Conner

WTC/PCH

Attachment

cc:   Peggy C. Heminger